                                                                EXHIBIT 10.26




                                AN APPRAISAL OF
                       HEALTHSOUTH REHABILITATION CENTER
                                 OF LITTLE ROCK
                             LITTLE ROCK, ARKANSAS

(LOGO)   VALUATION COUNSELORS GROUP, INC.

         340 Interstate North Parkway
         Atlanta, Georgia 30339
         (404) 955-0088
         (Fax) 955-0466



                                             February 7, 1994


HealthSouth Corporation
Two Perimeter Park South
Birmingham, Alabama  35243

Attention:  Mr. Mike Martin, Treasurer

Gentlemen:

In accordance with your request, we are pleased to submit this appraisal report covering the market value of the professional office building identified as follows:

                HEALTHSOUTH REHABILITATION CENTER OF LITTLE ROCK
                               8821 KNOEDL COURT
                             LITTLE ROCK, ARKANSAS

The purpose of this valuation is to estimate the market value of the subject property's leased fee estate as of September 29, 1993, the effective date of this report. The report is to be used for asset valuation purposes. HealthSouth Corporation is selling nine professional office buildings for the purpose of establishing a real estate investment trust (REIT). This valuation assumes that the prospective REIT is the owner of the property, with HealthSouth Corporation guaranteeing annual net rental income of $19.00 per square foot.

This appraisal investigation included visits to the facility, discussions with the current owners and management of the property, a review of available financial data, discussions with local brokers and government offices, and research and analysis of the market.

"Market value" is defined as:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         o       Buyer and seller are typically motivated;

HealthSouth Corporation
February 7, 1994
Page Two



         o Both parties are well informed or well advised, and acting in what they consider their own best interests;

         o       A reasonable time is allowed for exposure in the open market;

         o Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         o The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

         [The Appraisal of Real Estate, p. 21, 10th Ed., published by The Appraisal Institute].

The subject property is a one-story, Class C, rehabilitation clinic containing 11,963 rentable/gross square feet located on a 69,618 square foot land site. The building was originally built and occupied in 1991 to accommodate a physical rehabilitation clinic. The building is presently 100 percent occupied by HealthSouth.

In arriving at the opinion expressed in this report, it is assumed that the title to the property is free and clear and held under responsible ownership. The information furnished us by others is believed to be reliable, but no responsibility for its accuracy is assumed. The value reported herein is based upon the integrity of the information provided.

Based upon the procedures, assumptions and conditions outlined in this report, we estimate the market value of the leased fee interest in the HealthSouth Rehabilitation Center of Little Rock, as of September 29, 1993, to be:

                                   $2,060,000
                                   ==========

We have no responsibility to update our report for events and circumstances occurring after the date of this report.

Neither the whole, nor any part of this appraisal or any reference thereto may be included in any document, statement, appraisal or circular without Valuation Counselors Group, Inc.'s prior written approval of the form and context in which it appears.

HealthSouth Corporation
February 7, 1994
Page Three



This appraisal report consists of the following:

         o       This letter outlining the services performed;

         o       A Certification of the appraiser;

         o       A Statement of Facts and Limiting Conditions;

         o       A Summary of Salient Facts and Conclusions;

         o       A Narrative Section detailing the appraisal of the property;
                 and

         o       An Exhibit Section containing supplementary data.

A copy of this report and the working papers from which it was prepared will be kept in our files for eight years.

                                        Respectfully submitted,

                                        VALUATION COUNSELORS GROUP, INC.

                                        /s/ Patrick J. Simers
                                        ----------------------
                                        Patrick J. Simers
                                        Managing Director

PJS:jef

                            APPRAISER CERTIFICATION


I, the undersigned, do hereby certify that to the best of my knowledge and belief:

         The statements of fact contained in this report are true and correct.

         The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are our personal, unbiased professional analyses, opinions, and conclusions.

         I have no present or prospective interest in the property that is the subject of this report, and have no personal interest or bias with respect to the parties involved.

         My compensation is not contingent on an action or event resulting from the analyses, opinions, or conclusions in or the use of this report.

         My analyses, opinions, and conclusions were developed, and this report has been prepared in conformity with the requirements of the Code of Professional Ethics, the Appraisal Institute, American Society of Appraisers, and the Uniform Standards of Professional Appraisal Practice.

         The use of this report is subject to the requirements of the Appraisal Institute and American Society of Appraisers relating to review by its duly authorized representatives.

         A representative of Valuation Counselors Group, Inc. has made a personal inspection of the property that is the subject of this report.

         Significant professional assistance to the person signing this report was provided by Jery L. Hunter.


         /s/ Patrick J. Simers
         ---------------------
         Patrick J. Simers
         Managing Director

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


Valuation Counselors Group, Inc. strives to clearly and accurately disclose the assumptions and limiting conditions that directly affect an appraisal analysis, opinion, or conclusion. To assist the reader in interpreting this report, such assumptions are set forth as follows:

Appraisals are performed, and written reports are prepared by, or under the supervision of, members of the Appraisal Institute in accordance with the Institute's Standard of Professional Practice and Code of Professional Ethics.

Appraisal assignments are accepted with the understanding that there is no obligation to furnish services after completion of the original assignment. If the need for subsequent services related to an appraisal assignment (e.g., testimony, updates, conferences, reprint or copy services) is contemplated, special arrangements acceptable to Valuation Counselors Group, Inc. must be made in advance. Valuation Counselors Group, Inc. reserves the right to make adjustments to the analysis, opinions and conclusions set forth in the report as we may deem necessary by consideration of additional or more reliable data that may become available.

No opinion is rendered as to legal fee or property title, which are assumed to be good and marketable. Prevailing leases, liens and other encumbrances, including internal and external environmental conditions and structural defects, if any, have been disregarded, unless otherwise specifically stated in the report. Sketches, maps, photographs, or other graphic aids included in appraisal reports are intended to assist the reader in ready identification and visualization of the property and are not intended for technical purposes.

It is assumed that: no opinion is intended in matters that require legal, engineering, or other professional advice which has been or will be obtained from professional sources; the appraisal report will not be used for guidance in legal or professional matters exclusive of the appraisal and valuation discipline; there are no concealed or dubious conditions of the subsoil or subsurface waters including water table and floodplain, unless otherwise noted; there are no regulations of any government entity to control or restrict the use of the property unless specifically referred to in the report; and the property will not operate in violation of any applicable government regulations, codes, ordinances or statutes.

In the absence of competent technical advice to the contrary, it is assumed that the property being appraised is not adversely affected by concealed or unapparent hazards, such as, but not limited to, asbestos, hazardous or contaminated substances, toxic waste or radioactivity. The appraiser is not qualified to detect such substances.

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


No engineering survey has been made by the appraiser. Except as specifically stated, data relative to size and area were taken from sources considered reliable, and no encroachment of real property improvements is considered to exist.

Information furnished by others is presumed to be reliable, and where so specified in the report, has been verified; however, no responsibility, whether legal or otherwise, is assumed for its accuracy, and cannot be guaranteed as being certain. All facts and data set forth in the report are true and accurate to the best of Valuation Counselors Group, Inc.'s knowledge and belief. No single item of information was completely relied upon to the exclusion of other information.

It should be specifically noted by any prospective mortgagee that the appraisal assumes that the property will be competently managed, leased, and maintained by financially sound owners over the expected period of ownership. This appraisal engagement does not entail an evaluation of management's or owner's effectiveness, nor are we responsible for future marketing efforts and other management or ownership actions upon which actual results will depend.

No effort has been made to determine the impact of possible energy shortages or the effect on this project of future federal, state or local legislation, including any environmental or ecological matters or interpretations thereof.

The date of the appraisal to which the value estimate conclusions apply is set forth in the letter of transmittal and within the body of the report. The value is based on the purchasing power of the United States dollar as of that date.

Neither the report nor any portions thereof, especially any conclusions as to value, the identity of the appraiser, or Valuation Counselors Group, Inc., shall be disseminated to the public through public relations media, news media, sales media or any other public means of communications without the prior written consent and approval of Valuation Counselors Group, Inc.

Unless otherwise noted, Valuation Counselors Group, Inc. assumes that there will be no changes in tax regulations.

No significant change is assumed in the supply and demand patterns indicated in the report. The appraisal assumes market conditions observed as of the current date of our market research stated in the letter of transmittal. These market conditions are believed to be correct; however, the appraisers assume no liability should market conditions materially change because of unusual or unforeseen circumstances.

                   STATEMENT OF FACTS AND LIMITING CONDITIONS


The report and the final estimate of value and the prospective financial analyses included therein are intended solely for the information of the person or persons to whom they are addressed, solely for the purposes stated and should not be relied upon for any other purpose. Any allocation of total price between land and the improvements as shown is invalidated if used separately or in conjunction with any other report.

A copy of this report and the working papers from which it was prepared will be kept in our files for eight years.

                   SUMMARY OF SALIENT FACTS AND CONCLUSIONS




GENERAL DATA

Effective Date of Value:                                September 29, 1993

Last Date of Inspection:                                September 28, 1993

Property Identification:                                HealthSouth Rehabilitation Center of
                                                        Little Rock

Property Location:                                      8821 Knoedl Court, Little Rock, Arkansas

Interest Appraised:                                     Leased Fee Estate

Gross Building Area:                                    11,963 square feet

Net Rentable Area:                                      11,963 square feet

Subject Land Size:                                      69,618 square feet

Improvements Description:                               A one-story, Class C medical-related
                                                        building containing 11,963 square feet.

Occupancy Percentage:                                   100%


CONCLUSIONS

Cost Approach:                                          $1,560,000

Direct Sales Comparison Approach:                       N/A

Income Approach:                                        $2,060,000


Final Value Estimate:                                   $2,060,000
                                                        ==========

                                           TABLE OF CONTENTS





                                                                                                  Page


Transmittal Letter
Appraiser Certifications
Statement of Facts and Limiting Conditions
Summary of Salient Facts and Conclusions

INTRODUCTION                                                                                         1
     Property Identification                                                                         1
     Purpose and Effective Date of the Appraisal                                                     1
     Function of the Appraisal                                                                       1
     Scope of the Appraisal                                                                          2
     Property Rights Appraised                                                                       2
     Definition of Value                                                                             2
     Estimated Marketing Period                                                                      3
     History of the Property                                                                         3
     History and Nature of the Business Environment                                                  4

DESCRIPTIVE DATA                                                                                     6
     Regional and City Analysis                                                                      6
     Neighborhood Description                                                                       12
     Market Data - Greater Little Rock                                                              13
     Zoning                                                                                         16
     Real Estate Taxes and Assessments                                                              17
     Subject Property Description                                                                   18
     Improvements Description                                                                       20

HIGHEST AND BEST USE                                                                                22

VALUATION SECTION                                                                                   26
     Valuation Methodology                                                                          26
     Cost Approach                                                                                  28
     Income Approach                                                                                42

CORRELATION AND CONCLUSION                                                                          44

                               TABLE OF CONTENTS



EXHIBIT SECTION

Exhibit A    -    Professional Qualifications
Exhibit B    -    Legal Description
Exhibit C    -    Area Map
Exhibit D    -    Location Map
Exhibit E    -    Plat Map
Exhibit F    -    Site Plans
Exhibit G    -    Building Plan
Exhibit H    -    Comparable Land Sales Location Map
Exhibit I    -    Building Description
Exhibit J    -    Land Improvements Description
Exhibit K    -    Estimation of Annual Rental Value
Exhibit L    -    Comparable Sales
Exhibit M    -    Subject Photographs

                                  INTRODUCTION


PROPERTY IDENTIFICATION

The subject property, known as the HealthSouth Rehabilitation Center of Little Rock, consists of a one-story, Class C, medical building containing a gross floor area of 11,963 square feet. The property is located at 8821 Knoedl Court, Little Rock, Arkansas. For title reference and legal description see the Exhibit Section.


PURPOSE AND EFFECTIVE DATE OF THE APPRAISAL

The purpose of this appraisal is to estimate the market value of the leased fee estate in the subject property as of September 29, 1993. The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.


FUNCTION OF THE APPRAISAL

This appraisal engagement has been conducted using applicable standard appraisal techniques and in conformity with the requirements of the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute and the Society of Real Estate Appraisers. In the spirit of the Competency Provision of the Appraisal Institute, we acknowledge our experience in appraising the subject's type property, and are in compliance with this provision. This appraisal entails the collection, analysis and description of data pertaining to physical, legal and economic conditions that affect the use and value of the subject property and any other relevant data that would pertain to the appraisal of a medical building.

SCOPE OF THE APPRAISAL

In order to appraise the property, we initially analyzed the economic, demographic, and physical characteristics of the market to determine if sufficient demand exists for the subject type property. We gathered data relative to rentals, sales, etc., of similar type facilities. The three approaches (Cost, Direct Sales Comparison, and Income) were considered to estimate the market value of the subject real estate.


PROPERTY RIGHTS APPRAISED

The property right appraised herein is the "leased fee estate", which is defined as follows:

         An ownership interest held by a landlord with the rights of use and occupancy conveyed by lease to others; the rights of lessor (the leased fee owner) and leased fee are specified by contract terms contained within the lease. (1)


DEFINITION OF VALUE

For the purpose of this valuation, "market value" is defined as follows:

         "The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

         o       Buyer and seller are typically motivated;

         o Both parties are well informed or well advised, and acting in what they consider their own best interests;

         o       A reasonable time is allowed for exposure in the open market;





- -----------------------

    (1) American  Institute   of  Real  Estate   Appraisers,  The
Appraisal of Real Estate, 9th Ed. (Chicago: American Institute of
Real Estate Appraisers, 1987), p. 111.

         o Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

         o The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

Source:  Chapter 12, Code of Federal Regulation, Part 34.42(P).


ESTIMATED MARKETING PERIOD

The subject property is best suited for single occupancy. Given the existing shortage of supply and the increasing demand for medical-related buildings in the Little Rock area, we estimate the marketing period of the subject is within four months.


HISTORY OF THE PROPERTY

The subject medical building is currently owned by HealthSouth Rehabilitation Corporation, an Alabama corporation. The property's land was acquired in September 1990 from John Everett Knoedl, Carl W. Knoedl and Marjorie L. Knoedl (his wife), and Charles W. Granberry and Patricia E. Granberry (his wife). This transaction was recorded in document 90-50473 at a purchase price of $336,000. The property was subsequently improved with the subject 11,963 square foot medical-related building.

According to Pulaski County public records, the land has been in the Knoedl family for more than 65 years.

HISTORY AND NATURE OF THE BUSINESS ENVIRONMENT

United States Economic Performance and Outlook

The value of the business enterprise value is influenced by potential returns available from alternative investments. These return expectations are affected by economic conditions as they impact the ability of a business enterprise to generate a return on its invested capital. Perhaps the most important economic indicator affecting potential investor returns is the aggregate demand for goods and services. Aggregate demand is measured by a country's Gross Domestic Product (GDP), which is the sum of all domestic expenditures for consumption, government services, and net exports.

As of the valuation date, the United States economy is currently mired in a period of slow economic growth. Gross Domestic Product (GDP) increased at a
2.1 percent annual rate during 1992 after declining (1.2%) during 1991. The GDP was 0.7 percent and 1.6 percent, respectively, for the first and second quarters of 1993, or an annualized rate of 1.1 percent.

The components of GDP indicate that the economic recovery is affecting many sectors of the economy. Personal consumption expenditures, which account for approximately two-thirds of GDP, rose only 1.3 percent during the first half of 1993. Non-residential Fixed Investment advanced 2.2 percent and Residential Fixed Investment grew 1.7 percent. Federal Government Purchases declined (0.6%) over the same period. Federal Government Purchases account for 7.2 percent of the total GDP, and this decline is limited to the rate of overall GDP growth.

The value of the business enterprise value is also affected by the current and expected levels of inflation and interest rates. Inflation creates uncertainty in the mind of investors as they attempt to estimate future investment returns. This uncertainty is incorporated into both the required return on equity and debt capital.

The economic downturn has resulted in sharply lower inflation. The Consumer Price Index (CPI) ended 1992 with a 3.0 percent increase compared to a 4.2 percent increase during 1991. The CPI for 1993 is currently estimated at 3.3 percent. The GDP Deflator, a much broader price level index, ended 1992 with a
2.6 percent annual increase compared to a 4.0 percent increase during 1991.
The GDP Deflator is currently estimated at 2.5 percent for 1993.

The Federal Reserve Bank has adopted a relatively easier monetary policy as a result of the recession. Interest rates, as represented by long-term Treasury bond yields, declined approximately ten basis points compared to rates existing a year earlier. Long-term corporate bond rates have also decreased and the Federal Reserve's discount rate reductions have prompted commercial banks to lower their prime lending rate to 6.0 percent. Selected monetary statistics are presented in the following table.


                                 INTEREST RATES AND SELECTED STATISTICS

                                                   JUNE 30, 1993                 JANUARY 2, 1992

  Federal Fund Rate                                     3.0%                          3.9%
  90-Day Treasury Bill Rate                             3.1%                          3.9%
  30-Year Treasury Bond                                 6.9%                          7.5%
  Aaa Bond Yield                                        7.4%                          8.2%
  Prime Rate                                            6.0%                          6.5%


Economic Outlook

According to Value Line's Quarterly Economic Review, dated June 30, 1993, the economic recovery is now two years old, but shows much slower growth than normal for a mature recovery. Among factors cited by Value Line for contributing to the slow growth are "high debt, stagnant personal income, low consumer confidence and a troubling unemployment rate". Value Line's Quarterly Economic Review identified the following estimates for selected economic statistics from 1993 to 1995.


                                                            1993           1994           1995

     Real GDP                                               2.7%           3.2%           3.3%
     Personal Consumption Expenditures                      2.8%           2.7%           2.5%
     Federal Government Purchases                          (5.2%)         (3.0%)         (4.0%)
     30-Year Treasury Bond Yields                           7.1%           7.2%           7.2%
     Prime Rate                                             6.0%           6.3%           6.7%
     Consumer Price Index                                   3.5%           3.5%           3.6%

                                DESCRIPTIVE DATA


REGIONAL AND CITY ANALYSIS

LOCATION

The subject property is located within the Little Rock city limits. Little Rock, the capitol of Arkansas, is geographically located 307 miles northeast of Dallas, 405 miles southeast of Kansas City and 523 miles west of Atlanta. Little Rock is located within the Greater Little Rock Metropolitan Statistical Area (MSA), an area encompassing four counties in central Arkansas.

POPULATION

As of 1990, the U.S. Bureau of the Census reported a population of 513,117 people and a median age of 32.7 years for the Greater Little Rock Metropolitan Area. The 1990 population reflects an increase of 38,654 people, 81.1 percent over the 1980 population. The 1990 age distribution of the population for the Greater Little Rock MSA is as follows:

                                                                   Number
                                Age Group                         of People
                                ---------                         ---------
                              Under 5 years                         37,664
                               5 - 17 years                         98,518
                              18 - 24 years                         54,428
                              25 - 44 years                        170,673
                              45 - 59 years                         73,708
                              60 - 74 years                         53,543
                              75 - 84 years                         18,800
                              85 years and over                      5,783

As indicated above, the majority of the population is 25 years of age to 44 years of age. This factor indicates a greater population growth since the strongest employment group is typically in the range between 20 and 50 years of age. Additionally, should Little Rock continue to grow as an employment center, the under 18 age group, comprising

26.5 percent of the present population, and the under 25 age group, comprising
37.1 percent of the present population, will tend to seek employment in their "hometown".

As stated above, the 1990 median age of the Greater Little Rock MSA is 32.7 years of age. This is slightly lower than the median age reported for the United States of 32.9. 70.4 percent of the Greater Little Rock area is under 45 years of age, while 84.8 percent of the population is under 60 years of age.

According to the U.S. Bureau of the Census, the projected growth rate is going to be higher than the annual growth rate of .81 percent experienced during the last census period. Between 1990 and 1993 the population of the Greater Little Rock MSA is projected to grow at a rate of 1.14 percent and between 1990 and 1998 at a rate of 1.12 percent. According to area business leaders, some of this growth rate will be attributable to the recognition that Little Rock and Arkansas has received since the former state governor was elected as President of the United States.

Little Rock, with a 1990 population of 175,795 people, is the largest city of both the Greater Little Rock MSA and the state of Arkansas; North Little Rock, with a 1990 population of 61,741 people is the second largest city in the Greater Little Rock MSA.

Due to the Greater Little Rock MSA being geographically located in the center of the state and comprising a significant part of the state's population as well as being the industrial and employment center of the state, it is expected that the Greater Little Rock MSA will be the focal point of the state's population growth.

EMPLOYMENT

As indicated in the following two illustrations, Little Rock's economic base is well diversified.

                      LEADING NON-MANUFACTURING EMPLOYERS

                                                                                                         NUMBER OF
                     EMPLOYER                                         PRODUCT/SERVICE                    EMPLOYEES

                     State of Arkansas                                Government                           22,200
                     Federal Government                               Government                            9,600
                     Pulaski County Public School Districts           Education                             7,473
                     Little Rock Air Force Base                       Government                            6,890
                     University of Arkansas for Medical Sciences      Education/Medical Science             5,392
                     Baptist Medical Systems                          Medical Services                      5,000
                     Veterans Administration Hospitals                Medical Services                      3,400
                     St. Vincent Infirmary Medical Center             Medical Services                      2,837
                     Arkansas Children's Hospital                     Medical Services                      2,670
                     Dillard's                                        Department Stores                     2,134
                     Union Pacific Railroad                           Transportation (Railroad)             2,000
                     Southwestern Bell Telephone                      Utility (Telephone)                   1,792
                     University of Arkansas at Little Rock            Education                             1,500
                     Arkansas Power & Light Company                   Utility (Electric)                    1,407
                     Arkansas Blue Cross & Blue Shield                Insurance                             1,256

                         MAJOR MANUFACTURING EMPLOYERS

                                                                                                        NUMBER OF
                     EMPLOYER                                         PRODUCT/SERVICE                   EMPLOYEES

                     Maybelline Company                               Cosmetics                             1,200

                     Arkansas Democrat Gazette                        Newspapers                              800

                     Philips Lighting Corporation                     Incandescent Light Bulbs                650

                     Smoky Hollow Foods                               Meat Products                           600

                     AT&T                                             Data Transmission Equip.                546

                     Timex Corporation                                Watches                                 540

                     Falcon Jet Corporation                           Falcon Aircraft                         530

                     Orbit Valve Company                              Steel Valves                            506

                     R & G Sloane                                     Plastic Pipe Fittings                   500

                     Arkansas Aerospace, Inc.                         Aircraft Avionics                       419

                     AFCO Steeline                                    Structural Steel and Metal              403

                     Molex, Inc.                                      Electrical Connectors                   400

                     Personal Products                                Non-Woven Fabrics                       365

                     Leisure Arts, Inc.                               Needlecraft Instruction,                356
                                                                      Leaflets, Neddlecraft Kits

                     Stone Container                                  Corrugated Board and Boxes              351


In 1994, the people of Arkansas amended the state constitution to insure that all people in Arkansas would have the right to work regardless of their affiliation or non-affiliation with any type of labor union. Another important law Arkansas has enacted concerns peaceful labor relations; Act 193 provides that any violence which takes place on any picket line or in conjunction with a labor dispute becomes a felony and not a misdemeanor, and the person committing the act of violence is liable for confinement in the state penitentiary for not less than one year.

According to the U.S. Bureau of the Census, the Greater Little Rock MSA had a labor force of 342,762 people in 1990. Of the labor force, 323,567 people were employed, indicating an unemployment rate of 5.6 percent; comparable with the national unemployment rate of 5.5 percent. As of August 1993 the Greater Little Rock MSA had an unemployment rate of 4.6 percent, down from 4.7 percent the previous month and down from 5.6 percent for the same reporting period in 1992. It is expected that the unemployment rate will continue to go down due to the anticipated building expected in the office building, office/warehouse and apartment markets. Recently, each of these markets have seen demand exceed supply.

INCOME

The 1993 median household income reported for the Greater Little Rock MSA was $29,031, 11.6 percent lower than the median household income reported for the same period for the United States; median household incomes tend to be slightly lower in right to work states. Only 2.6 percent of the households, 5,306, report an income greater than $100,000. This is significantly lower than the
3.9 percent reported for the United States, while 22.9 percent report an income lower than $15,000; 35.4 percent of the households report a median household income between $25,000 and $50,000.

TRANSPORTATION

The Little Rock area, located in the exact center of the state of Arkansas, is easily accessible by any standard method of transportation. The Little Rock Regional Airport, located within the city limits of Little Rock three miles from the downtown area, is served by ten major airlines with a total of 55 departures and arrivals daily. The airport, encompassing over 2,000 acres, is also served by numerous charter, private and corporate aircraft.

Union Pacific, Cotton Belt/Southern Pacific and Amtrak serve Greater Little Rock with freight and passenger rail service.

Greyhound/Trailways Bus Lines operates daily with 32 arrivals and departures to and from the metropolitan area to all major cities. Nationwide charter bus service is also available.

Inter-city transit service is provided by publicly-owned and operated Central Arkansas Transit which operates 49 buses on 21 fixed routes and nine express routes.

Greater Little Rock has one of the best river utilizations in the United States with the development of the Arkansas River into a year-round barge navigation route. The barge system on the river is served by the Little Rock Port, Foreign Trade Zone 14, United States Customs Port of Entry, and the Fred I. Brown Jr. Industrial Harbor.

Little Rock is easily accessible by vehicle traffic. Five interstate highways, five U.S. highways, and 22 state highways intersect the metropolitan area providing excellent highway transportation facilities.

GOVERNMENT

Pulaski County, encompassing 781 square miles of land area, operates under the County Judge - Quorum Court form of government. The court is comprised of 15 members elected from the same number of single member districts drawn within the county. Services provided to the businesses and residents of Pulaski County include full-time sheriff departments and volunteer fire departments.

Little Rock, encompassing 106.7 square miles of land area, operates under the city Manager form of government. The Board of Directors is elected by popular vote; a mayor is then elected by the Board from among its members. Services provided to Little Rock's businesses and residents include a full-time police department, fire department and zoning protection.

In summary, the Greater Little Rock MSA area is a progressive and active market area with a well-diversified and stable economic base. As indicated earlier, the population growth rate is expected to increase from both migration and immigration patterns due to the attractive employment market. It is our opinion that the area will continue to maintain and encourage an increasing development pace, and that the general economy and property values will continue to realize and experience moderate growth for the foreseeable future.

NEIGHBORHOOD DESCRIPTION

As previously stated, the subject, HealthSouth Rehabilitation Center of Little Rock, is located within the city limits of Little Rock. The location can more accurately be described as being at the northwest quadrant of the Interstate 630 and John Barrow Road interchange in west Little Rock.

The neighborhood is generally defined as that area lying between West Markham Road and Kanis Road, both east to west thoroughfares approximately one-half-mile to the north and south of the subject property, respectively. And that area lying west of Rodney Parham Road, a north to south major thoroughfare approximately one-half-mile to the east of Interstate 430, approximately one mile to the west.

The neighborhood area is comprised of a well-balanced blend of residential, commercial and institutional properties. The land use is directed by the interstates and major thoroughfares in the neighborhood area. Commercial businesses in the neighborhood area are located primarily fronting along the above mentioned thoroughfares and are typical, catering to passing motorists as well as area residents. Residential properties are primarily single-family residences and are mostly located away from the heavily travelled thoroughfares. The largest institutional property in the neighborhood area is the Baptist Medical Center located on the south side of Interstate 630 to the southwest of the subject property.

Access to the neighborhood area is excellent by way of the two interstate highways: Interstate 630 traversing east to west through the center of the neighborhood area along the subject property's south neighborhood boundary and, as indicated above, Interstate 430 running north to south along the west boundary of the neighborhood area. Additionally, the thoroughfares named above also provide good access from all directions.

The Interstate 630 and John Barrow Road interchange is the focal point in the neighborhood area. Other uses located at the interchange include the Henderson Health Sciences Jr. High School located at the north-east quadrant, across John Barrow Road from the subject site, Church of Christ at the southwest quadrant of the interchange and a shopping center with Target as the anchor tenant at the southeast quadrant.

Access to the subject property must be gained by John Barrow Road, a four-lane undivided asphalt paved thoroughfare with concrete curbing, sidewalks and street lighting. John Barrow Road "dead ends" at West Markham approximately one-half-mile to the north and into Kanis Road approximately one-half-mile to the south. Improvements fronting along John Barrow are primarily commercial in nature due to the high traffic volume.

As stated above, the neighborhood area is a well-balanced blend of commercial, residential and institutional properties. Traffic along the major thoroughfares, including John Barrow Road, is significant and the direct result of the fronting commercial establishments. Properties are well-maintained indicating an economically stable area. There is vacant land available, primarily for office building and commercial use; the neighborhood area is in the natural business growth pattern for Little Rock, therefore it is expected that property values in the neighborhood area will continue to increase. No detrimental conditions or hazards appear to exist in the subject neighborhood or immediate area that would be considered to have a negative affect on the HealthSouth Rehabilitation Center of Little Rock property or on properties in the immediate area.


MARKET DATA - Greater Little Rock

The Greater Little Rock office market is segmented into four geographic areas: downtown, suburban, midtown and North Little Rock.

In 1993 the four office markets combined had a total of 8,473,912 square feet of net rentable area with 826,910 square feet available, indicating an average occupancy of 90.2 percent. The downtown office market, the largest of the four office markets, comprises 48.7 percent (4,126,753 square feet of the total net rentable area). The second largest office market is the suburban market comprising 39.6 percent (3,354,527 square feet of the total net rentable area). The remaining two markets, midtown and North Little Rock, are the smallest markets comprising 11.7 percent. The 1993 office space summary for the Greater Little Rock area is set forth in the following table.

                   1993 OFFICE SPACE FOR GREATER LITTLE ROCK

                                                 AVAILABLE        AVERAGE        AVERAGE
                              NET RENTABLE       RENTABLE        OCCUPANCY       RENTAL
      MARKET SECTOR            AREA (SF)         AREA (SF)        PERCENT         RATE

  Downtown                     4,126,753          507,013          87.7%         $ 9.33
  Suburban                     3,354,527          228,305          93.2%         $10.60
  Midtown                        448,714           23,900          94.7%         $10.25
  North Little Rock              543,918           67,692          87.6%         $ 9.84
  OVERALL TOTAL                8,473,912          826,910          90.2%         $ 9.93



The demand for office space is catching up with supply thereby reducing the available office space for lease along with the availability of vacant office zoned land has resulted in increased building activity in all four of the office markets. New office building projects taking place, as well as planned, currently include:

         Nationwide Insurance developing a 6,720 square foot office building at 13000 Cantrell Road. Nationwide plans on relocating it's existing district office from the Arkansas Medial Society Building in west Little Rock as well as it's claims office in North Little Rock.

         Financial Centre Corporation is developing a 23,400 square foot office project on Shackleford Drive that should be completed in early 1994.

         A 130,000 square foot office building known as the Financial Centre Four Building is planned on a six-acre site.

         A $1 million development is underway at 15 Shackleford Drive. This project includes a 21,000 square foot office/showroom and a 7,600 square foot office building.

         A $3 million 76,000 square foot office building is proposed in the Riverdale area.

According to the September 27, 1993 Arkansas Business periodical published by Journal Publishing, Inc., finding suitable office space to lease in the 5,000 square foot and up range is becoming difficult. This situation is most acute in the suburban market of west Little Rock, the location of the subject property. Only four office buildings in west Little Rock have 10,000 square feet of vacant space available, however the space is not contiguous. Eleven other projects have between 5,000 and 9,900 square feet available, again not all of this space is contiguous.

The continued demand for office space will also have a direct affect on vacant land values, local "commercial developers expect land values to firm upward, along with the lease rates, as the office market squeeze heightens". As lease rates continue upward, abatements and rental concessions are decreasing, "abatements or rental concessions may only factor in if a tenant is willing to sign a minimum five-year lease".

According to the Arkansas Business Office/Warehouse Lease Guide, "the central Arkansas office market achieved new heights in 1993 after hitting a nine-year high for occupancy last year. The occupancy rate increased from 87.5 percent in 1992 to 90.2 percent in 1993. This marked the highest level since Arkansas Business began tracking office space ten years ago". In addition to the increasing occupancy, rental rates continue to increase. While there have been six new office developments totaling 61,476 square feet in the suburban Little Rock market, occupancy rates have climbed to 93.2 percent.

Presently, there is 3,354,527 square feet of net rentable office space in 119 properties in the suburban office market, with 228,305 square feet of space available for lease. The average rent rate for the total net rentable area is $10.60 per square foot. This average rent rate encompasses all buildings. The following table sets forth lease particulars of properties that are considered to be more comparable when compared with the subject HealthSouth Rehabilitation Center of Little Rock.

                                        NET                              LEASED
                              YEAR    RENTABLE     SQ. FT.     PERCENT   RATE PER
     BUILDING/LOCATION        BUILT     AREA        AVAIL       OCCUP.   SQ. FT.            COMMENTS/AMENITIES

  Blandford Physician Ctr.    1984      53,297         0        100       $21.00            5-yr gross type
  5 St. Vincent Circle                                                                      leases, utilities,
                                                                                            janitorial service
                                                                                            and security incl,
                                                                                            pharmacy

  Doctor's Building          1963/     171,050     4,748         97       $17.15-           3-yr gross type
  500 S. University Avenue    1973                                        $20.60            leases, utilities
                                                                                            and janitorial
                                                                                            service incl,
                                                                                            parking, conference
                                                                                            area, security

  First Little Rock Plaza     1986     116,596         0        100       $16.00            3-yr gross type
  10800 Financial Ctr. Pky                                                                  leases, parking,
                                                                                            conference area,
                                                                                            security, janitorial
                                                                                            service

  Redding Building            1988      58,000     6,000         90       $15.50            3-yr gross type
  1701 Centerview Drive                                                                     lease, janitorial
                                                                                            service and
                                                                                            utilities incl,
                                                                                            walking and jogging
                                                                                            track

  Searcy Building             1989      70,700     8,500         85       $16.50            3-yr gross type
  19809 Executive Ctr. Dr.                                                                  leases, utilities,
                                                                                            janitorial service
                                                                                            incl, parking,
                                                                                            conference area,
                                                                                            security, jogging
                                                                                            track

  Medical Towers 1            1974     135,000     7,690         94       $21.00            Gross type leases,
  9601 Lile Drive                                                                           utilities and
                                                                                            janitorial service
                                                                                            incl.

  Park West Office            1980      20,743         0        100       $16.00            1-yr gross type
  Building                                                                                  leases, utilities
  11215 Hermitage Road                                                                      and janitorial
                                                                                            service incl,
                                                                                            pharmacy in building


ZONING

The subject property is zoned "O-3", General Office District, by the City of Little Rock Department of Planning and Zoning. According to the zoning ordinance, the purpose and intent of the O-3 zoning district is "to accommodate offices and associated administrative, executive and professional uses in new and existing structures together with specified institutional and accessory uses". Additionally, "the O-3 district is characterized by freestanding buildings and ancillary parking, and shall be limited to arterial street locations in developed areas of the city and other carefully selected areas where public utilities, community facilities and other public services are adequate to support general office development". Development requirements for this zoning classification include the following:

         Area Requirements:              The minimum lot area is 14,000 square feet.


         Minimum Lot Width:              The minimum lot width is 100 feet.


         Minimum Yard Requirements:      Front:   Twenty-five feet.
                                         Side:    Not less than ten feet.
                                         Rear:    Not less than fifteen feet.


         Height Regulations:             No building hereafter erected or structurally altered shall exceed a height at the required front, side or rear setback lines of 45 feet provided however, that above the height permitted at said yard lines, one foot may be added to the height of the building for each foot that the building or portion thereof is set back from the required yard lines.  In no instance shall the maximum height of the building exceed 60 feet.


Permitted uses include medical, dental or optical clinics indicating that the subject property, as improved, is in conformance with the O-3, General Office District zoning regulations.


REAL ESTATE TAXES AND ASSESSMENTS

The subject property is recognized by the Pulaski County Assessor's Office as Parcel Number 44L017040020001. The subject's real property is assessed and taxed by Pulaski County at 20 percent of appraised value. The appraised and assessed value for 1993 is as follows:

                              Appraised                Assessed
                                Value                    Value
                              ---------                ---------

       Land                    $419,000                 $ 83,800
       Improvements             551,000                  110,200
                              ---------                ---------

       Total                   $970,000                 $194,000

According to the Collector of Revenue's Office, the real estate tax billing cycle is delayed for one year. The tax millage rate for 1992 was $6.4234 per $100 of assessed value. The 1992 real estate taxes are calculated as follows:

             Assessed Value/$100 x Millage Rate = Real Estate Taxes
                      $194,000/$100 x $6.4234 = $12,461.40

The Collector of Revenue's Office adds a fee of $0.29 to the calculated real estate tax, indicating a total real estate tax liability of $12,461.69.


SUBJECT PROPERTY DESCRIPTION

The subject property is located on Knoedl Court, a cul-de-sac drive serving four office use zoned lots, running to the west off of John Barrow Road. Access to the subject site must be gained by way of Knoedl Court, a two-lane concrete paved drive with concrete curbing.

The subject HealthSouth Rehabilitation Center of Little Rock site, containing 69,618 square feet (1.598 acres), is an irregular-shaped parcel having the following frontages and boundaries:

    North Property Line      -    221.19' -   Knoedl Office Park development
                                              and residential properties

    South Property Line      -    239.37' -   Interstate 630 right-of-way

    East Property Line       -     51.86' -   Knoedl Court
                                  252.07' -   Knoedl Office Park development

    West Property Line       -    255.70' -   Single-family residences

The subject site is at grade with Knoedl Court and with the adjoining office parking lot to the east. The topography of the site then slopes downward approximately five to seven feet to the area of the improvement. A significant amount of excavation and fill from on-site material resulted in the site being level throughout the area of the improvement and a majority of the parking area. The adjoining residential property to the west is approximately ten feet below the grade of the subject improvement.

Access to the site is by way of one entrance off of the Knoedl Court cul-de-sac.

The subject site is served by all customary utilities, including water, sewer, electricity, natural gas and telephone service.

On inspection, the site appeared to have good drainage throughout.

In addition, the soil appears to have been filled and compacted to have adequate load-bearing capability for this type of improvement.

The improvement is located in the central western section of the property with asphalt paving comprising the remaining majority of the land area with employee and patient parking on the north, east and south sides of the improvement. Expansion of and to the building would be possible on the north, east and south elevations, however, any expansion would affect the parking areas. In our opinion, the location of the improvement on the site maximally utilizes that land area given the terrain of the property and best complements this type of use.

The building, containing 11,963 square feet, encompasses 17.2 percent of the site indicating a land-to-building ratio of 5.8 to 1.

The site is considered to complement its current medical-related use. There is excellent visibility and access from both Interstate 630 and John Barrow Road, however, it is located on a cul-de-sac drive with the only traffic being specifically for the subject property or for one of the other three proposed developments. Additionally, the Interstate 630 and John Barrow Road interchange is a full interchange with on and off ramps in both directions on Interstate 630 and John Barrow Road.

Expansion of the site is both feasible and/or possible to both the north and east since the adjoining land is vacant and comparably zoned.

During our inspection of the site and site plans there were no adverse easements or encroachments noted that would be considered to have a negative affect on the value of the property.

According to the National Flood Insurance Program - Federal Emergency Management Agency, Map 050181, Community Panel 0006E, dated November 3, 1993, the subject property is located in Flood Zone X. Flood Zone X are the areas of 500-year flood, areas of 100-year flood with average depths of less than one foot or with drainage areas less than one square mile; and areas protected by levees from 100-year flood.

A legal description of the property and land configuration plat are included in the Exhibit Section of this report.


IMPROVEMENTS DESCRIPTION

BUILDING

The subject site is improved with a one-story, Class C medical-related office building. The building, constructed in 1991, opened in August 1991 and contains 11,963 square feet of gross building area. The building is of good construction and is in good condition.

General construction includes reinforced concrete spread footings under perimeter curtain walls, reinforced concrete column pads and 12-inch thick concrete foundation walls. Framing consists of a full structural steel framing system with steel columns, beams and joist girders. Exterior walls are curtain and are EIFS panels with demsiglass sheathing on metal studs with insulation. Fenestration includes decorative glass block, aluminum framed plate glass and a combination of aluminum framed plate glass and painted metal doors. Floor construction is reinforced concrete on granular fill. The roof is a flat type with metal decking on steel bar joists and elastomeric membrane on rigid insulation.

Finish construction includes metal studs and taped and painted drywall partitions. Wall finishes include paint, vinyl wall covering, ceramic tile wainscoting and full height glass wall with glass door. Ceiling finishes include paint on exposed roof underside, drywall and acoustical tile in metal grid system. Floor finishes include a combination of hardener and sealer, carpeting, vinyl composition tile, ceramic tile and rubber jogging surface.

Mechanical equipment includes standard plumbing with cast iron, pvc and copper waste, vent and supply piping and gas-fired hot water boiler. The building is heated and cooled by five roof-mounted package units with warm and cool air ducted system. Electrical wiring in conduit with fluorescent lighting typical throughout. Other features include a fire alarm system, nurses' call system, security system and an indoor swimming pool.

A detailed description of the building by construction components in included in the Exhibit Section of this report.

SITE

Improvements to the site include site preparation, landscaping, underground utilities, asphalt and concrete paving, concrete curbing, yard sprinkler system, yard and parking lot lighting, retaining walls, screen wall, wood fencing, signage and parking bumpers.

More detail descriptions of the buildings and site improvements are included in the Exhibit Section of this report.


CONDITION OF IMPROVEMENTS AND OBSOLESCENCE

The building is in good to excellent condition.

                              HIGHEST AND BEST USE


The Appraisal Institute defines "highest and best use" as follows:

         "The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value"

         [The Appraisal of Real Estate, P. 45, 10th Ed. published by The Appraisal Institute.]

The four categories of highest and best use analysis are:

         1. Physically Possible - Uses which are physically possible for the site and improvements being analyzed.

         2. Legally Permissible - Uses permitted by zoning and deed restrictions applicable to the site and improvements being analyzed.

         3. Financially Feasible - This step identifies if the physically possible and legally permitted alternatives produce a net income equal to or greater than the amount needed to satisfy operating expenses.

         4. Maximally Productive - This step clarifies which of the financially feasible alternatives provides the highest value consistent with the rate of return warranted by the market for a particular use.

There are two types of highest and best use: THE HIGHEST AND BEST USE OF LAND AS VACANT and THE HIGHEST AND BEST USE OF A PROPERTY AS IMPROVED. Both types are discussed as follows.

As Vacant

The subject site, containing 69,618 square feet, has been excavated to maximally utilize the total land area. The terrain, configuration and size are adequate and sufficient enough for numerous of the permitted uses in the "O-3", General Office District. In addition, the site has excellent visibility from Interstate 630, and good access and utility for development. Therefore, the subject site is available for numerous office/ commercial/medical uses consistent with the "O-3", General Office District zoning classification.

PHYSICALLY POSSIBLE

The purpose of this analysis, given the site is vacant or can easily be made vacant, is to determine if something should be constructed on the site and, if so, what should be constructed on the site.

PHYSICALLY POSSIBLE

The size and shape of the subject site is adequate for the development of a number of alternative uses including small residential, commercial, office/institutional, and special-purpose properties. The site possesses good access and visibility. The size of the parcel would preclude any large developments.

LEGALLY PERMISSIBLE

As stated earlier in the Zoning Section of this report, the property is currently zoned "O-3", General Office District. Potential legal uses would include offices and associated administrative institutional uses. This would include clinics.

Surrounding uses include other professional offices uses, institutional uses and single-family residential properties. These use patterns would likely preclude industrial, retail or future single-family development on the site.

FINANCIALLY FEASIBLE

Having established that the site is physically suited for and legally restricted to office/institutional development, the next consideration is economic feasibility. Financially feasible uses for this site, if vacant, are those uses that would generate an economic return to the land. Office and clinic uses being developed in the region of the subject improvement indicate that development is financially feasible.

MAXIMALLY PRODUCTIVE

The maximally productive use is a financially feasible use that would produce the greatest land value. Office/institutional use is physically possible and legally permissible, and new development is financially feasible. Based on this analysis, the current highest and best use of the land, if vacant, would be for office/institutional development.


As Improved

The subject site is currently improved with a 11,963 rentable square foot specialty rehabilitation clinic. The purpose of this discussion is to determine whether to leave the improvements as they are, to modify the improvements or to remove the improvements.

As previously stated in this report, the subject property is located in a well-balanced mixed use neighborhood area in west Little Rock. The residential properties consist primarily of single-family moderately priced residences.
The commercial type improvements in the area range from freestanding single-tenant or owner-occupied buildings with businesses catering to the area residents and passing vehicular traffic, to large shopping centers. Institutional properties in the area include a Junior High School and medical office in close proximity to the subject.

The property is well situated by fronting on a heavily travelled interstate off of a heavily travelled north to south thoroughfare. Visual exposure to passing traffic is excellent from both thoroughfares, however, the site is excluded from the heavy traffic flow by being located on a private cul-de-sac.

As previously stated, the 69,618 square foot site is currently improved with a 11,963 square foot medical-related building indicating a land-to-building ratio of 5.8 to 1. The improvements are situated on the site to maximally utilize the land area as well as the terrain, provide for good ingress and egress and good parking for patients and employees.

The location of the property as well as the location of the improvements on the subject site are considered to satisfy the first criterion, physically possible, of the highest and best use analysis.

As stated in the Zoning Section of this report, the subject improvement is a permitted use, therefore the second criterion of the highest and best use analysis, legally permissible, is satisfied.

The third criterion, financially feasible, of the highest and best use is that the current medical use produces an income (return) that is greater than the amount needed to satisfy the operating expenses, financial obligations and capital amortization. The most feasible use for the property as improved is the continuation of the building's current use given the special use construction attributes.

The fourth criteria, maximally productive, is a culmination of the first three criteria. The subject use is physically possible, legally permissible, and financially feasible, indicating that the current use could be maximally productive for the site. Considering the potential rates of return for medical-related use versus other uses permitted in the "O-3", General Office District, the subject would clearly be superior to other potential uses at this location. Therefore, it is our opinion that the highest and best use of the subject property, as improved, as of the effective date of this appraisal, is its current medical-related use.

                               VALUATION SECTION


VALUATION METHODOLOGY

There are three principal methods to estimate the market value of the assets of the subject property. These are summarized as follows:

         COST APPROACH: This method is based on the principle of substitution, whereby no investor would prudently pay more for a property than it costs to buy land and build a comparable new building. The market value is estimated by calculating the replacement costs of a new building and subtracting all forms of depreciation and obsolescence present in the existing facility. This provides a depreciated value of the subject improvements if replaced new. The estimate of the current value of the subject land is then added to provide a market value of the property.

         DIRECT SALES COMPARISON APPROACH: The principle of substitution also says that market value can be estimated as the cost of acquiring an equally desirable substitute property, assuming no costly delay in making the substitution. This method analyses the sales of other comparable improved properties. Since two properties are rarely identical, the necessary adjustments for differences in quality, location, size, services and market appeal are a function of appraisal experience and judgment.

         INCOME APPROACH: This method is based on the principle of anticipation, which recognizes that underlying value of the subject property can be estimated by its cash flow or stream of earnings. This approach simulates the future earnings for the property, and converts those earnings into a present market value estimate.

Consideration has been given to each of the three methods to arrive at a final opinion of value. Due to the specialized nature of the subject property, we have not considered the Direct Sales Comparison Approach as being appropriate for the subject property. The subject property has been specifically designed to accommodate a freestanding rehabilitation clinic. An alternative use for this structure would require extensive renovation and remodeling and as such, comparisons to medical office space or commercial office sales would be inappropriate. We did not find any sales of comparable specialized facilities in the region which were similar in size or use and as such, due to the lack of reliable comparable data, we have not considered this approach as being an appropriate determinant of value. The application of the Cost and Income Approaches to value is further discussed in the appropriate sections which follow.

                                 COST APPROACH


In the Cost Approach, the subject property is valued based upon the market value of the land, as if vacant, to which is added the depreciated replacement cost of the improvements. The replacement cost new of the improvements is adjusted for accrued depreciation resulting from physical deterioration, functional obsolescence, and external (or economic) obsolescence.

The cost analysis involves three basic steps:

         o       Land value estimate.

         o       Estimated replacement cost of the improvements.

         o       Estimation of the accrued depreciation from all causes.

The sum of the market value of the land and the depreciated replacement cost of the improvements and equipment is the estimated market value via the Cost Approach.


Land Valuation

Land valuation, assuming the site is vacant, is based upon the following steps:

         o A comparison with recent sales and/or asking prices for similar land.

         o Interviews with reliable real estate brokers and other informed sources who are familiar with local real estate activity.

         o       Our experience in estimating land values.

The following sales are located within the general market area of the subject property and are considered to be representative of market activity and conditions as of the valuation date. Unless otherwise indicated, the sales involved arms length transactions that conveyed a fee simple interest, and only real property was included in the transactions.

Land Sale Number 1

Location:                          East side of Bowman Road between West Markham and Chenal Parkway

Date:                              July 23, 1993

Zoning:                            O-3, General Office District

Size:                              29,250 square feet or .671 acres

Sale Price:                        $121,000

Unit Price:                        $4.14 per square foot or $180,197 per acre

Grantor:                           Stephen and Deborah C. Scollard

Grantee:                           Tierney-Hale Partnership

Recording Data:                    93-49589

Comments:                          Pulaski County Tax Parcel # 44L-067.00-00200.  Wooded site sloping downward away from Bowman
                                   Road.  Legally described as the South 150' of Lot 2 of Erwin Addition.  Bowman Road is a four-
                                   lane asphalt paved thoroughfare.  Properties fronting Bowman Road include residential, institutional and commercial uses.

Land Sale Number 2

Location:                          North side of Shackleford Drive north of West Markham Road and west of Shackleford Road

Date:                              March 3, 1993

Zoning:                            C-3, Commercial

Size:                              80,500 square feet or 1.848 acres

Sale Price:                        $111,000

Unit Price:                        $1.38 per square foot or $60,064 per acre

Grantor:                           Shackleford Street Development Company

Grantee:                           Shackleford Business Center

Recording Data:                    93-16230

Comments:                          Legally described as Lot 3 of Hooper Bond Addition, Phase II.  The site, located in a relatively new office park development, was purchased for the development of a one-story multi-tenant office/warehouse building.  At the time of the sale the site was very rugged and rocky.  The property is approximately three to four feet above grade of Shackleford Drive.  The adjoining property to the north is approximately 30' higher in elevation than the sale property.
                                   Shackleford Drive is a two-lane asphalt paved street.

Land Sale Number 3

Location:                          Southwest quadrant of the Interstate 430/Cantrell Road Interchange.

Date:                              January 3, 1993

Zoning:                            O-2, Office District

Size:                              662,765 square feet or 15.215 acres

Sales Price:                       $2,600,000

Unit Price:                        $3.92 per square foot or $170,884 per acre

Grantor:                           Interchange Development Company

Grantee:                           Systematics Information Services, Inc.

Recording Data:                    93-01149

Comments:                          Legally described as the SE 1/4 of Section 21, Township 2N, Range 13 West.  Access to the site is gained by way of an office park drive off of Cantrell Road.  The site was purchased by the adjacent land owner.

Land Sale Number 4

Location:                          21 Corporate Hill Drive, south side of Corporate Hill Drive, south of West Markham Road

Date:                              December 2, 1992

Zoning:                            O-2, Office District

Size:                              96,268 square feet or 2.210 acres

Sale Price:                        $300,000

Unit Price:                        $3.12 per square foot or $135,746 per acre

Grantor:                           John J. Flake, Trustee.  Markham Street Development

Grantee:                           J. Roger Clark, M.D.

Recording Data:                    92-81170

Comments:                          Legally described as Lot 7 of Corporate Hill Subdivision, Phase IV.  The site required considerable excavation prior to construction of the Arkansas Sports Medicine Orthopedic Clinic.
                                   The property sloped downward away from Corporate Hill Drive.  A creek traverses the property at the rear of the site, resulting in a portion of the property not being suitable for development.
                                   The property has limited visibility from Interstate 630.  Corporate Hill Drive is a two-lane concrete paved cul-de-sac street serving only the Corporate Hill Office Park.

Land Sale Number 5

Location:                          Northeast corner of the intersection of Shackleford Road and Kanis Road

Date:                              October 26, 1992

Zoning:                            O-3, General Office District

Size:                              130,680 square feet or 3.0 acres

Sale Price:                        $435,000

Unit Price:                        $3.33 per square foot or $145,000 per acre

Grantor:                           D. Bud and Martha S. Dickson

Grantee:                           Arkansas Farm Bureau Federation

Recording Data:                    92-70049

Comments:                          Legally described as part of the NW 1/2 of the NW 1/4: part of the W 1/2 of the NW 1/4: part of the W 1/2 of the NW 1/4 of the NW 1/4, Section 10, Township 1 North, Range 13 West.  The sale property is approximately 18 to 20 feet above grade with both frontage roads.  At the time of the sale, the site was heavily wooded requiring clearing in the area of the proposed building and parking areas.  The site has been improved with the Arkansas Farm Bureau Center since the time of the sale.  Access to the site is by way of an entrance on both Shackleford Road and Kanis Road.

Land Sale Number 6


Location:                          8821 Knoedl Court, subject property

Date:                              September 7, 1990

Zoning:                            R-2, Residential

Size:                              69,618 square feet or 1.598

Sale Price:                        $336,000

Unit Price:                        $4.83 per square foot or $210,235 per acre

Grantor:                           John E. Knoedl, Carl W. and Marjorie L. Knoedl, Charles W. and Patricia E. Granberry

Grantee:                           HealthSouth Rehabilitation Corporation

Recording Data:                    90-50473

Comments:                          As indicated above, the subject property was zoned R-2, Residential, at the time of the sale.
                                   Subsequently, the property was rezoned to O-3, General Office District.  The property, having good visibility from Interstate 630, required excavation to ready the site for development.  All utilities were available to the site at the time of sale.


A summary of the preceding land sale data is presented on the following page.

                           SUMMARY OF LAND SALE DATA

     SALE            SALE                                  SIZE           PRICE
    NUMBER           DATE            ZONING                (SF)           PER SF
      1            07/23/93            O-3                29,250          $4.14

      2            03/03/93            C-3                80,500          $1.38

      3            01/03/93            O-2               667,765          $3.92

      4            12/02/92            O-2                96,268          $3.12

      5            10/26/92            O-3               130,680          $3.33

 6 (SUBJECT)       09/07/90            O-3                69,618          $4.83


Discussion of Land Comparables

A land sale location map depicting the location of the sales utilized in the land valuation analysis is presented in the Exhibit Section of this report.

As indicated on the land sale location map, the land sales are located in the general area of the subject property.

The six land sales utilized in determining the market value of the subject land occurred between September 1990 and July 1993. The sales reflect a wide range in sale prices from $1.38 to $4.83 per square foot and range in size from 29,250 square feet to 667,765 square feet. Since two properties are rarely identical it is necessary to adjust the sales for differences when compared with the subject property.

When analyzing the sales for to compensate for property value inflation that has taken place since the date of the sale, we have not adjusted Sale Numbers 5 and 6 due to the "soft" conditions experienced in the Little Rock real estate market up to four to six months ago. Within the past four to six months there has been a noticeable increase in real estate activity, particularly in vacant land for office and commercial use. Prior to this, the market was "soft" for four to five years. Marketing time for "prime" location office use and commercial properties is typically not affected when compared to the marketing time for industrial or residential locations, however, economic uncertainty as well as job security have slowed speculative development somewhat. Reciprocally, interest rates have remained lower during the past three years than those previously experienced resulting in the development of moderate to lower risk properties. Market activity has been noticeable, to some degree, in office properties in the past four to six months and market inflation was noticeable prior to 1990. Due to Sale Numbers 1 through 4 having taken place during the past year and while activity in the market has increased, there is not appreciable property value inflation to warrant adjusting Sale Numbers 1, 2, 3 or 4 for time that has elapsed since the time of the sale.

Since, to the best of our knowledge, these transactions did not involve favorable financing, no adjustment was required for this characteristic.

Care was taken that all sales be located as near the subject as possible so that the sale properties are influenced by the same surrounding conditions as the subject property. As previously stated, all sales are located in the same general area as the subject property. Additionally, all sale properties are located in similar office type areas with residential properties in the outlying areas. No adjustment was warranted to the sales for surrounding areas or the influence the surrounding properties have on the sales since the areas are similar and influenced by the same type of property uses. A location adjustment was considered for frontage or exposure on a major thoroughfare. As previously stated, the subject property is located on a private cul-de-sac drive at the northwest quadrant of the Interstate 630 and John Barrow Road interchange. John Barrow Road is a heavily travelled thoroughfare linking Kanis Road to the south with West Markham to the north. Additionally, the site has excellent exposure from Interstate 630. When adjusting for this location factor it was necessary to adjust all sales upward by varying degrees for having inferior exposure and/or access when compared with the subject site.

When adjusting the sales for zoning we have adjusted Sale Number 2 downward slightly for being zoned C-3, Commercial use. This zoning permits more commercial uses than the subject property, resulting in a greater number of potential uses. No adjustment was warranted to the remaining sales for zoning since they are zoned, like the subject property, for office.

There typically exists an inverse relation between the size of a parcel and the price per unit at which it sells such that a smaller tract of land will generally sell for a higher price per square foot than a larger parcel with all else being equal. Sale Number 1 was adjusted downward for being smaller than the subject property. Reciprocally, Sale Numbers 3 and 5 were adjusted upward by varying amounts for being significantly larger than the subject site. No adjustment for size was warranted to Sales Numbers 2 or 4.

As previously stated in this report, all utilities are available to the subject property. No adjustment was warranted to any of the sales for utilities since they are served by the same utility and supplier.

When adjusting the sales for topography, no adjustment was necessary to Sale Number 1 due to it having a similar topography as the subject property. Sale Number 2, 4 and 5 were adjusted upward for having an inferior topography when compared with the subject and reciprocally, Sale Number 3 was adjusted downward for being superior when compared with the subject site.

As previously indicated, all sales are in the same general area of the subject property as well as having similar characteristics, differing characteristics of sales have been adjusted resulting in the adjusted sales providing a better basis upon which to determine a market value for the subject property. A land sale adjustment grid is presented as follows:

                           LAND SALE ADJUSTMENT GRID


                                     SALE NO.      SALE NO.      SALE NO.     SALE NO.      SALE NO.
                                         1             2             3            4             5
                                     ---------     ---------     ---------    ---------     ---------
  Sale Price Per Square Foot           $4.14        $1.38         $3.92         $3.12        $3.33

  Financing                           Market        Market        Market       Market        Market

     Adjustment                          0            0             0             0            0

  Price Per Square Foot                $4.14        $1.38         $3.92         $3.12        $3.33
   Adjusted for Financing

  Date of Sale                         07/93        03/93         01/93         12/92        10/92

     Time Adjustment                     0            0             0             0            0

  Time Adjusted Price Per              $4.14        $1.38         $3.92         $3.12        $3.33
   Square Foot

  Land Area                           Smaller      Similar        Larger       Similar       Larger

     Adjustment                         -5%           0%           10%           0%            5%

  Location/Accessibility             Inferior      Inferior      Similar      Inferior      Similar

     Adjustment                         10%          15%            5%           10%           5%

  Zoning                              Similar      Superior      Similar       Similar      Similar

     Adjustment                         0%           -5%            0%           0%            0%

  Topography                          Similar      Inferior      Similar      Inferior      Inferior

     Adjustment                         0%            5%            0%           10%          10%


  Net Adjustment                        5%           15%           15%           20%          20%


  Adjustment Price Per Square          $4.35        $1.59         $4.51         $3.74        $4.00
  Foot


After adjusting the preceding land sales for differences when compared with the subject property, we find an adjusted sale price per square foot range of $1.59 to $4.51. Utilizing the subject land sale price per square foot, the range is $1.59 to $4.83.

In our final correlation of land valuation analysis we have considered all sales, however, the greatest weight was given to the subject property. Based on the land valuation adjustment analysis and the subject property sale, we have concluded that the market value of the subject site is reasonably represented at $4.75 per square foot, which for 69,618 square feet amounts to $330,686, rounded to:

                                    $330,000
                                    ========

Building and Site Improvements

The building and site improvements have been valued on the basis of replacement cost less accumulated depreciation. The cost new was estimated via the segregated cost method, with cost factors obtained from Marshall Valuation Services, Inc., a national cost manual. The unit cost includes both direct and indirect costs, with adjustments made for special building features, construction quality, time and location. The composite unit cost has then been applied to the gross square footage of the building to derive the replacement cost new. The total replacement costs for the subject building are estimated to be $1,300,625. A schedule at the end of this section shows the estimated replacement cost by category for the subject building plus estimates of all forms of depreciation.

The total accumulated depreciation of a structure represents the loss in value due to physical deterioration, functional obsolescence, or external (or economic) obsolescence. Economic life of a structure or improvement is the period over which they contribute to the value of the property. These terms are defined as follows:

        Physical Deterioration: The loss in value due to deterioration or ordinary wear and tear, i.e., natural forces taking their toll of the improvements. This begins at the time the building is completed and continues throughout its physical life.

        Functional Obsolescence: The loss in value due to poor plan, functional inadequacy, or super-adequacy due to size, style, design, or other items. This form of depreciation occurs in both curable or incurable forms.

        External (or Economic) Obsolescence: The loss in value caused by forces outside the property itself. It can take many forms such as excessive noise levels, traffic congestion, abnormally high crime rates, or any other factors which affect a property's ability to produce an economic income, thereby causing a decline in desirability. Other forms of economic obsolescence may include governmental restrictions, excessive taxes, or economic trends.

        Economic Life: The economic life of a good quality medical office buildings is typically 40 to 50 years. For the subject Class C building, we have assumed an economic life of 45 years.

        Remaining Economic Life: Remaining economic life can be defined as the number of years remaining in the economic life of the structure or structural components as of the date of the appraisal.

Marshall Valuation Services, Inc., and the actual experience of other buildings in the market, were use to estimate the overall economic life of the improvements. The assignment of economic lives assumed that, except for the building shell and foundation, building components would be replaced periodically over the life of the building.


Physical Depreciation

The amount of physical depreciation and obsolescence in the subject building is judged normal for a building of this age. Observation of the subject property indicated that the structure and related component parts have been adequately maintained through a continuous maintenance service program.

The subject property was constructed in 1991, and it is considered to be in good to excellent condition. After taking into consideration all significant physical factors affecting the subject property, it is judged that the subject building has an effective age equal to it's actual age of two years. The remaining useful life is estimated to be 43 years. This translates into a physical depreciation estimate of 4.4 percent (two years divided by 45 years). The amount of depreciation attributable to the building has been estimated on a straight-line basis, which is founded on the assumption that depreciation of a property occurs equally throughout it's economic life.

The elements which make up site improvements have shorter economic lives than the building. We have estimated the aggregate useful lives of these items to be 15 years with an effective age of two years and a remaining useful life of 13 years. Therefore, the depreciation rate attributable to the site improvements on a straight-line basis is estimated to be approximately 13.3 percent. Entrepreneurial profit and miscellaneous replacement costs are depreciated at a blended depreciation rate.

A summary of our findings is shown on the following schedule.

                       SUMMARY OF REPLACEMENTS COSTS NEW
                               8821 KNOEDL COURT


MARSHALL
DOLLARS
- -------
Site Preparation                                                                                             $    2,772
Foundation                                                                                                       33,230
Frame                                                                                                            55,389
Exterior Walls                                                                                                  129,020
Floors                                                                                                           44,263
Roof                                                                                                             80,174
Roof Cover                                                                                                       53,716
Part. & Blt. In                                                                                                 238,662
Ceilings                                                                                                         22,751
Floor Coverings                                                                                                  39,874
Plumbing                                                                                                         85,775
HVAC                                                                                                             79,195
Electrical                                                                                                       99,652
Other Features                                                                                                   21,189
                                                                                                             ----------

Total Building Replacement Costs                                                                             $  985,662
Site Improvement Replacement Costs                                                                              134,000
                                                                                                             ----------

Total Replacement Cost                                                                                       $1,119,662

Architect's Fees Plans and Specs. (Of Building Costs)                                            4.50%       $   44,355
Architect's Fees. Supervision     (Of Building Costs)                                            2.50%           24,642
Entrepreneurial Overhead. Profit.                                                               10.00%
  and Other Miscellaneous Fees (Of Total Reproduction Costs)                                                    111,966
                                                                                                             ----------

Total Other Costs                                                                                            $  180,963

Total Project Replacement Cost                                                                               $1,300,625

Accrued Depreciation:
  Building Replacement Costs     4.4% Straight Line 2/45ths                                   $46,405

  Site Improvement Costs        13.3% 2 Years/15 Years                                         17,822

  Other Costs                    5.4% Blended Rate                                              6,046
                                                                                              -------

    Total Physical Depreciation                                                               $70,273

Less Total Depreciation (All Forms)                                                                            ($70,273)
                                                                                                             ----------

Depreciated Value of Replacement Costs                                                                       $1,230,352

Plus Land Value                                                                                              $  330,000

DEPRECIATED COST APPROACH VALUE                                                                              $1,560,352

                                                                                             ROUNDED:        $1,560,000
                                                                                                             ==========

                                INCOME APPROACH


The Income Approach is based on the principle of anticipation and has as its premise that value is represented by the present worth of expected future benefits. The price that an investor will pay for an income property usually depends on the anticipated income stream. The Income approach represents an attempt to simulate the future cash flows for the property and to quantify the future benefits in present dollars.

The subject property is one of nine professional office buildings that HealthSouth is selling for the purpose of establishing a real estate investment trust (REIT). HealthSouth Corporation, the seller, will provide a net rental guarantee in the form of a master lease. The REIT, as the new property owner, will receive the net rental master lease rate per square foot of rentable office area regardless of the rental rates charged or received from the actual physician/tenants.

This master lease is a credit enhancement vehicle that will enable the REIT issuer to sell the REIT shares. It will also allow HealthSouth leasing flexibility for the office space. HealthSouth can lease office space to various physicians at different rates and terms, or they can use the office space for hospital purposes.

The appraisers received a draft of the form of the master lease agreement, but the actual master lease agreements for each property are not yet available. For the purpose of our Income approach, the gross income will be the master lease rate for each property times the rentable building area. We reserve the right to modify the Income approach valuation if the actual master lease for each property differs significantly from the draft lease presented to us.

The gross income for the subject property is calculated as follow:

                      11,963 SF  x  $19.00/SF  =  227,297

We have verified the reasonableness of this rental rate by conducting a return analysis of the property based upon the expected remaining lives of the improvements and investment rates of return found in the marketplace. A schedule of this analysis is found in the Exhibit Section of this report.
Based upon this analysis, utilizing a required rate of return of 10 percent on land and 14 percent to 15.5 percent rate on improvements, the annual rental rate would be anticipated to approximate $17.48 to $18.98 per square foot. The rate established in the master lease appears to be reasonable.

The subject appraisal assumes that 100 percent of the income is guaranteed through the master lease agreement. Since the leased fee interest is being appraised, there is no deduction for vacancy or credit loss.

Since the master lease provides for an income level to the REIT net of all operating expenses, the only out-of-pocket expenses to the REIT will be accounting, legal and internal administration or management expenses. These management expenses are estimated at 5.0 percent of effective gross income, or $11,365, based on the management experience of other properties. The net operating income for the property is $227,297 less $11,365 or $215,932.

Although we have not utilized the Direct Sales Comparison Approach to arrive at an indication of value for the subject property, we have conducted a survey of medical office building sales throughout the region in order to abstract an overall rate for capitalization. The full details of these sales are located in the Exhibit Section of this report and indicate overall rates from 8.0 percent to 11.33 percent.

A capitalization rate at 10.5 percent is considered appropriate because of the quality of the tenant and the overall reasonableness of the rental rate negotiated.

Therefore, it is our opinion that the market value of the subject property by the Income Approach is calculated and rounded as follows:

                  Net Operating Income/OAR  =  Estimated Value

                          $215,932/.105  =  $2,056,495

                            Rounded to:  $2,060,000
                                         ==========

                           CORRELATION AND CONCLUSION


We have considered three approaches to value in order to estimate the value of the HealthSouth Rehabilitation Center of Little Rock. The three approaches are summarized as follows:

        Cost Approach   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $1,560,000
        Direct Sales Comparison Approach  . . . . . . . . . . . . . . . . . . . . . . . . N/A
        Income Approach   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $2,060,000

The Cost Approach involved a detailed analysis of the individual components of the property. These costs were estimated using sources which were considered to be reliable. However, estimating the replacement cost and all forms of depreciation for a twelve-year-old building is difficult. For this reason, the Cost Approach is considered only a fair indicator of value for the subject property.

The Direct Sales Comparison Approach was not utilized due to the specialized nature of the subject property.

The Income Approach normally provides the most reliable value estimate for medical office buildings such as the subject. Although many buyers of professional office buildings are owner/occupants, these buyers are generally aware of a property's cash flow potential and its value from an investor's perspective. For this reason, the Income Approach is considered the best indicator of value for the subject property.

Based on this analysis, it is our opinion that the market value of the HealthSouth Rehabilitation Center of Little Rock, as of September 29, 1993, and based on the assumptions and limiting conditions in this report, is:

                                   $2,060,000
                                   ==========